                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.2)

                         Allied Waste Industries, Inc.
------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                    019589
                        ------------------------------
                                (CUSIP Number)

                              Michael A. Puglisi
                  Blackstone Management Associates III L.L.C.
                                345 Park Avenue
                           New York, New York 10154
                                (212) 935-2626

                                with a copy to

                             Wilson S. Neely, Esq.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-2000
------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 July 30, 1999
                        ------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                              Page 1 of 22 Pages

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page    2   of  22   Pages
--------------------------------------------------------------------------------



   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Blackstone Capital Partners II Merchant Banking Fund L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                              (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS

                  OO

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /



   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES                  6,611,545
BENEFICIALLY OWNED BY
         EACH             8     SHARED VOTING POWER
      REPORTING
        PERSON                  81,932,321
         WITH
                          9     SOLE DISPOSITIVE POWER

                                6,611,545

                          10    SHARED DISPOSITIVE POWER

                                81,932,321


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         81,932,321


   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /



   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.7%

   14    TYPE OF REPORTING PERSON

                  PN

                                 SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page    3   of  22   Pages
--------------------------------------------------------------------------------


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Blackstone Offshore Capital Partners II L.P.


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                              (b)


   3     SEC USE ONLY



   4     SOURCE OF FUNDS

                  OO

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /



   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES                  1,962,385
BENEFICIALLY OWNED BY
         EACH             8     SHARED VOTING POWER
      REPORTING
        PERSON                  81,932,321
         WITH             9     SOLE DISPOSITIVE POWER

                                1,962,385
                          10    SHARED DISPOSITIVE POWER

                                81,932,321



   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         81,932,321


   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.7%

   14    TYPE OF REPORTING PERSON

                  PN

                                 SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page    4   of  22   Pages
--------------------------------------------------------------------------------

   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Blackstone Family Investment Partnership II L.P.


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                              (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS

                  OO
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES                  657,938
BENEFICIALLY OWNED BY
         EACH             8     SHARED VOTING POWER
      REPORTING
        PERSON                  81,932,321
         WITH
                          9     SOLE DISPOSITIVE POWER

                                657,938

                          10    SHARED DISPOSITIVE POWER

                                81,932,321


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  81,932,321


   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.7%

   14    TYPE OF REPORTING PERSON

                  PN

                                 SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page    5   of  22   Pages
--------------------------------------------------------------------------------


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Blackstone Management Associates II L.L.C.


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                              (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS

                  OO

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 / /

   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES                  0
BENEFICIALLY OWNED BY
         EACH             8     SHARED VOTING POWER
      REPORTING
        PERSON                  81,932,321
         WITH
                          9     SOLE DISPOSITIVE POWER

                                0

                          10    SHARED DISPOSITIVE POWER

                                81,932,321


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  81,932,321

   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.7%

   14    TYPE OF REPORTING PERSON

                  OO

                                 SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page    6   of  22   Pages
--------------------------------------------------------------------------------


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Blackstone Capital Partners III Merchant Banking Fund L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                              (b)


   3     SEC USE ONLY



   4     SOURCE OF FUNDS

                  OO


   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware


                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES                  15,418,921
BENEFICIALLY OWNED BY
         EACH             8     SHARED VOTING POWER
      REPORTING
        PERSON                  81,932,321
         WITH
                          9     SOLE DISPOSITIVE POWER

                                15,418,921

                          10    SHARED DISPOSITIVE POWER

                                81,932,321


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         81,932,321

   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.7%

   14    TYPE OF REPORTING PERSON

                  PN

                                 SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page    7   of  22   Pages
--------------------------------------------------------------------------------


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Blackstone Offshore Capital Partners III L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                              (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS

                  OO

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cayman Islands

                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES                  2,858,856
BENEFICIALLY OWNED BY
         EACH             8     SHARED VOTING POWER
      REPORTING
        PERSON                  81,932,321
         WITH
                          9     SOLE DISPOSITIVE POWER

                                2,858,856

                          10    SHARED DISPOSITIVE POWER

                                81,932,321


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         81,932,321

   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.7%

   14    TYPE OF REPORTING PERSON

                  PN

                                 SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page    8   of  22   Pages
--------------------------------------------------------------------------------


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Blackstone Family Investment Partnership III L.P.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/

                                                              (b)

   3     SEC USE ONLY


   4     SOURCE OF FUNDS

                  OO

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware


                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES                  1,166,667
BENEFICIALLY OWNED BY
         EACH             8     SHARED VOTING POWER
      REPORTING
        PERSON                  81,932,321
         WITH
                          9     SOLE DISPOSITIVE POWER

                                1,166,667

                          10    SHARED DISPOSITIVE POWER

                                81,932,321


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         81,932,321

   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.7%

   14    TYPE OF REPORTING PERSON

                  PN

                                 SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page    9   of  22   Pages
--------------------------------------------------------------------------------


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Blackstone Management Associates III L.L.C.

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/

                                                              (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS

                  OO

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES                  0
BENEFICIALLY OWNED BY
         EACH             8     SHARED VOTING POWER
      REPORTING
        PERSON                  81,932,321
         WITH
                          9     SOLE DISPOSITIVE POWER

                                0

                          10    SHARED DISPOSITIVE POWER

                                81,932,321


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  81,932,321

   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.7%

   14    TYPE OF REPORTING PERSON

                  OO

                                 SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page   10   of  22   Pages
--------------------------------------------------------------------------------


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Peter G. Peterson


   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                              (b)


   3     SEC USE ONLY


   4     SOURCE OF FUNDS

                  OO

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States


                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES                  0
BENEFICIALLY OWNED BY
         EACH             8     SHARED VOTING POWER
      REPORTING
        PERSON                  81,932,321
         WITH
                          9     SOLE DISPOSITIVE POWER

                                0

                          10    SHARED DISPOSITIVE POWER

                                81,932,321


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  81,932,321

   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /



   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.7%

   14    TYPE OF REPORTING PERSON

                  IN

                                 SCHEDULE 13D


--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page   11   of  22   Pages
--------------------------------------------------------------------------------


   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Stephen A. Schwarzman

   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /X/
                                                              (b)


   3     SEC USE ONLY



   4     SOURCE OF FUNDS

                  OO

   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  / /


   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

                          7     SOLE VOTING POWER
      NUMBER OF
        SHARES                  0
BENEFICIALLY OWNED BY
         EACH             8     SHARED VOTING POWER
      REPORTING
        PERSON                  81,932,321
         WITH
                          9     SOLE DISPOSITIVE POWER

                                0

                          10    SHARED DISPOSITIVE POWER

                                81,932,321


   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  81,932,321

   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /


   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  33.7%
   14    TYPE OF REPORTING PERSON

                  IN

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page   12   of  22   Pages
--------------------------------------------------------------------------------

                       AMENDMENT PURSUANT TO RULE 13d-2

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED




          The Statement on Schedule 13D of Blackstone Capital Partners II Merchant Banking Fund L.P., Blackstone Offshore Capital Partners II L.P., Blackstone Family Investment Partnership II L.P., Blackstone Management Associates II L.L.C., Peter G. Peterson and Stephen A. Schwarzman, dated April 15, 1997, relating to the Common Stock, par value $0.01 per share, of Allied Waste Industries, Inc., a Delaware corporation (the "Issuer"), as amended on March 11, 1999, is hereby further amended as set forth herein. Responses to each item below may be incorporated by reference into each other item, as applicable. Capitalized terms used herein but not defined shall have the meanings set forth in the original Statement.


Item 2.   Identity and Background.

          Item 2 is hereby amended and restated as follows:

          This Statement is being filed jointly on behalf of Blackstone Capital Partners II Merchant Banking Fund L.P., a Delaware limited partnership ("BCP II"), Blackstone Offshore Capital Partners II L.P., a Cayman Islands exempted limited partnership ("BOCP II"), Blackstone Family Investment Partnership II L.P., a Delaware limited partnership ("BFIP II"), Blackstone Management Associates II L.L.C., a Delaware limited liability company ("BMA II"), Blackstone Capital Partners III Merchant Banking Fund L.P., a Delaware limited partnership ("BCP III"), Blackstone Offshore Capital Partners III L.P., a Cayman Islands exempted limited partnership ("BOCP III"), Blackstone Family Investment Partnership III L.P., a Delaware limited partnership ("BFIP III"), Blackstone Management Associates III L.L.C., a Delaware limited liability company ("BMA III"), Peter G. Peterson and Stephen A. Schwarzman (collectively, the "Reporting Persons").

          BMA II is the sole general partner of BCP II and BFIP II and the sole investment general partner of BOCP II. Blackstone Services (Cayman) LDC, a Cayman Islands limited duration company, is the administrative general partner of BOCP II. Pursuant to the partnership agreement of BOCP II, BMA II has the sole power to vote and dispose of securities held by BOCP II. BMA III is the sole general partner of BCP III and BFIP III and the sole investment general partner of BOCP III. Blackstone Services (Cayman) III LDC, a Cayman Islands limited duration company, is the administrative general partner of BOCP III. Pursuant to the partnership agreement of BOCP III, BMA III has the sole power to vote and dispose of securities held by BOCP III. BCP II, BOCP II, BFIP II, BMA II, BCP III, BOCP III, BFIP III and BMA III are referred to collectively as the "Blackstone Entities" and BCP II, BOCP II, BFIP II, BCP III, BOCP III and BFIP III are

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page   13  of  22   Pages
--------------------------------------------------------------------------------


referred to collectively as the "Blackstone Purchasers." The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as Exhibit 99.16 hereto.

          The principal business of the Blackstone Purchasers consists of committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA II consists of performing the functions of, and serving as, the general partner of BCP II and BFIP II and the investment general partner of BOCP II. The principal business of BMA III consists of performing the functions of, and serving as, the general partner of BCP III and BFIP III and the investment general partner of BOCP III. The principal business and office address of BCP II, BFIP II, BMA II, BCP III, BFIP III and BMA III is 345 Park Avenue, New York, New York 10154. The principal business and office address of BOCP II and BOCP III is c/o Hemisphere Management Limited, Hemisphere House, 9 Church Street, P.O. Box HM 951, Hamilton HM DX, Bermuda.

          Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding Members (the "Founding Members") of BMA II and BMA III. The other regular members of BMA II and BMA III are David A. Stockman, Michael B. Hoffman, James
J. Mossman, Arthur B. Newman, J. Tomilson Hill, Mark T. Gallogly, Howard A. Lipson, Thomas J. Saylak, John Z. Kukral, Timothy R. Coleman, Michael A. Puglisi, Kenneth C. Whitney, Robert L. Friedman and Richard C. Lappin (collectively, and together with the Founding Members, the "Members"). Each of the Members is a United States citizen. The principal occupations of each of the Members is serving as an executive of one or more of the Blackstone Entities and their affiliates. The Founding Members also serve as managing members of BMA II and BMA III. The business address of each of the Members is 345 Park Avenue, New York, New York 10154.

          During the last five years, none of the Reporting Persons has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations of such laws.

          Attached hereto as Schedule I and incorporated herein by reference is information concerning the Apollo Purchasers (as defined therein), with whom the Blackstone Purchasers may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.


Item 5.   Interest in Securities of the Issuer

          Item 5 is hereby amended and restated as follows:

          BCP II is the beneficial owner of 6,611,545 shares of Common Stock, or 3.5% of the outstanding Common Stock.

          BOCP II is the beneficial owner of 1,962,385 shares of Common Stock, or 1.0% of the outstanding Common stock.

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page   14   of  22   Pages
--------------------------------------------------------------------------------


          BFIP II is the beneficial owner of 657,938 shares of Common Stock, or 0.4% of the outstanding Common Stock.

          BMA II, as the general partner of BCP II, BOCP II and BFIP II, may be deemed to be the beneficial owner of securities of the Issuer owned by BCP II, BOCP II and BFIP II.

          As a result of certain voting rights that accrue to holders of Preferred Stock, BCP III may be deemed to have beneficial ownership of 15,418,921 shares of Common Stock that may be acquired upon conversion of 277,540.586 shares of Preferred Stock held by BCP III, or 7.6% of the outstanding Common Stock.

          As a result of certain voting rights that accrue to holders of Preferred Stock, BOCP III may be deemed to have beneficial ownership of 2,858,856 shares of Common Stock that may be acquired upon conversion of 51,459.414 shares of Preferred Stock held by BOCP III, or 1.5% of the outstanding Common Stock.

          As a result of certain voting rights that accrue to holders of Preferred Stock, BFIP III may be deemed to have beneficial ownership of 1,166,667 shares of Common Stock that may be acquired upon conversion of 21,000 shares of Preferred Stock held by BFIP III, or 0.6% of the outstanding Common Stock.

          BMA III, as the general partner of BCP III, BOCP III and BFIP III, may be deemed to be the beneficial owner of securities of the Issuer owned by BCP III, BOCP III and BFIP III.

          By virtue of the Shareholders Agreement and the Investment Agreement (both as defined below), the Reporting Persons may be deemed to have shared beneficial ownership over securities of the Issuer owned by the Investors and the Stockholders (both as defined below), including the Reporting Persons, that in the aggregate constitutes beneficial ownership of 81,932,321 shares of Common Stock of the Issuer, or 33.7% of the outstanding Common Stock.

          The filing of this Amendment to Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any shares of Common Stock other than those shares of Common Stock over which the Reporting Person has sole voting and dispositive power, as reported herein. Further, each of the Reporting Persons disclaims any pecuniary interest in any securities of the Issuer owned by any other Reporting Person or any other party, and expressly disclaims the existence of a group.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended by adding the following text at the end thereof:

          On July 30, 1999, certain of the Reporting Persons, together with the Apollo Purchasers, Greenwich Street Capital Partners II, L.P. and certain of its affiliates and DLJ Merchant Banking Partners II, L.P. and certain of its affiliates (collectively, the "Investors") purchased an aggregate of 1,000,000 shares of a newly created series of Senior Convertible Preferred Stock of the Issuer (the "Preferred Stock") pursuant to the terms of a Stock Purchase Agreement, dated as of July 30, 1999 (the "Stock Purchase Agreement"). The Preferred Stock

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page   15   of  22   Pages
--------------------------------------------------------------------------------


purchased by the Reporting Persons and the Junior Preferred Stock into which the Preferred Stock is convertible (the "Junior Preferred Stock") conform to the expected terms of such Preferred Stock and Junior Preferred Stock, respectively, set forth in Amendment No. 1 to the Reporting Persons' Statement on Schedule 13D, filed on March 11, 1999. The Reporting Persons purchased the Preferred Stock for general investment purposes but, subject to the restrictions set forth in the Shareholders Agreement, retain the right to change their investment intent, to propose one or more possible transactions to the Issuer's board, to acquire additional shares of the Issuer's preferred stock or common stock from time to time or to sell or otherwise dispose of all or part of the Preferred Stock, Common Stock or Junior Preferred Stock which are beneficially owned or acquired by them in any manner permitted by law. In addition, the Reporting Persons may maintain various credit facilities and arrangements, including customary margin arrangements, with banks and other financial institutions in the ordinary course of business and in connection therewith provide to the lenders as collateral thereunder the shares of Preferred Stock purchased by them or other securities of the Issuer held by them.

          In accordance with a letter agreement, dated March 7, 1999, by and among the Issuer, certain of the Reporting Persons and certain of the Apollo Entities (as defined in Schedule I hereto), the Investors and certain other stockholders of the Issuer (collectively, the "Stockholders") entered into a Second Amended and Restated Shareholders Agreement (the "Shareholders Agreement") and an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), in each case on July 30, 1999. The terms of the Shareholders Agreement cover the Preferred Stock, the Common Stock and the Junior Preferred Stock and provide, among other things, that: (i) the Stockholders are prohibited from making certain acquisitions, effecting certain dispositions and taking certain other actions for a standstill period of ten years from July 30, 1999 (subject to the earlier termination of such period in certain circumstances), (ii) the Reporting Persons and the Apollo Purchasers will have the right to designate a maximum of five directors to the board of directors of the Issuer, subject to reduction if the Reporting Persons and the Apollo Purchasers collectively decrease their ownership of shares by specified percentages, for ten years from July 30, 1999 and (iii) each Stockholder agrees to vote its voting securities of the Issuer to elect the directors nominated by the Reporting Persons and the Apollo Purchasers and, in connection with any proposal for a Reorganization Transaction (as defined in the Shareholders Agreement), in the manner recommended by a majority of the board of directors of the Issuer. The Registration Rights Agreement provides to the holders of Registrable Securities (as defined therein) certain incidental registration rights in the event of public issuances of the Issuer's capital stock and certain demand registration rights and sets forth certain cutback allocations among holders of Registrable Securities in the event of an underwritten distribution.

          The Investors also entered into the Amended and Restated Investment Agreement, dated as of July 30, 1999 (the "Investment Agreement"), which further defines and allocates the rights and obligations of the Investors under the Shareholders Agreement and the Registration Rights Agreement.

          The foregoing descriptions do not purport to be complete and are qualified in their entirety by reference to the Stock Purchase Agreement, the Shareholders Agreement, the Registration Rights Agreement, the Investment Agreement and the Certificates of Designation of the Preferred Stock and the Junior Preferred Stock, each of which has been incorporated by reference herein as described in the Exhibit Index attached.

          The Reporting Persons retain the right to change their investment intent, to propose one or more possible transaction to the Issuer's board, to acquire additional shares of preferred stock or Common Stock from time to time or to sell or otherwise dispose of all or part of the Preferred Stock, Junior Preferred Stock

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page   16   of  22   Pages
--------------------------------------------------------------------------------


or Common Stock beneficially owned or acquired by them in any manner permitted by law. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will further amend this
Schedule 13D to reflect such change.

          The statements in this Schedule 13D shall not be construed as an admission that the Reporting Persons and any other persons or entities constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder. Further, the Reporting Persons disclaim any pecuniary interest in any securities of the Issuer held by any other person or entity.

          Item 6 is hereby further amended by deleting the paragraph:

                  "It is expected that a final allocation of the equity commitment by BCP III will be made among Blackstone prior to the closing of the Acquisition. The number of shares reported on the cover pages to this Schedule 13D excludes any shares of Preferred Stock, which have not yet been created or issued."

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page   17   of  22   Pages
--------------------------------------------------------------------------------

                                   SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       BLACKSTONE CAPITAL PARTNERS II
                                       MERCHANT BANKING FUND L.P.

                             By:       BLACKSTONE MANAGEMENT
                                       ASSOCIATES II L.L.C., its general partner

                             By:       /s/ Stephen A. Schwarzman
                                       -----------------------------------------
                                       Founding Member


                                       BLACKSTONE OFFSHORE CAPITAL PARTNERS
                                       II L.P.

                             By:       BLACKSTONE MANAGEMENT
                                       ASSOCIATES II L.L.C., its investment
                                       general partner

                             By:       /s/ Stephen A. Schwarzman
                                       -----------------------------------------
                                       Founding Member


                                       BLACKSTONE FAMILY INVESTMENT
                                       PARTNERSHIP II L.P.

                             By:       BLACKSTONE MANAGEMENT
                                       ASSOCIATES II L.L.C., its general partner

                             By:       /s/ Stephen A. Schwarzman
                                       -----------------------------------------
                                       Founding Member


                                       BLACKSTONE MANAGEMENT ASSOCIATES
                                       II L.L.C.

                             By:       /s/ Stephen A. Schwarzman
                                       -----------------------------------------
                                       Founding Member

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page   18   of  22   Pages
--------------------------------------------------------------------------------


                                       BLACKSTONE CAPITAL PARTNERS III
                                       MERCHANT BANKING FUND L.P.

                             By:       BLACKSTONE MANAGEMENT
                                       ASSOCIATES III L.L.C., its general
                                       partner

                             By:       /s/ Stephen A. Schwarzman
                                       -----------------------------------------
                                       Founding Member



                                       BLACKSTONE OFFSHORE CAPITAL PARTNERS
                                       III L.P.

                             By:       BLACKSTONE MANAGEMENT
                                       ASSOCIATES III L.L.C., its investment
                                       general partner

                             By:       /s/ Stephen A. Schwarzman
                                       -----------------------------------------
                                       Founding Member



                                       BLACKSTONE FAMILY INVESTMENT
                                       PARTNERSHIP III L.P.

                             By:       BLACKSTONE MANAGEMENT
                                       ASSOCIATES III L.L.C., its general
                                       partner

                             By:       /s/ Stephen A. Schwarzman
                                       -----------------------------------------
                                       Founding Member



                                       BLACKSTONE MANAGEMENT ASSOCIATES
                                       III L.L.C.

                             By:       /s/ Stephen A. Schwarzman
                                       -----------------------------------------
                                       Founding Member

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page   19   of  22   Pages
--------------------------------------------------------------------------------

                                       /s/ Peter G. Peterson
                                       -----------------------------------------
                                       Peter G. Peterson

                                       /s/ Stephen A. Schwarzman
                                       -----------------------------------------
                                       Stephen A. Schwarzman



                                       Dated:  August 6, 1999

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page   20   of  22   Pages
--------------------------------------------------------------------------------


                                 EXHIBIT INDEX


The Exhibit Index is hereby amended by adding the following text at the end thereof:


Exhibit 99.16 Joint Filing Agreement among the Reporting Persons, dated as of August 5, 1999.

Exhibit 99.17 Stock Purchase Agreement, dated as of July 30, 1999, incorporated herein by reference to Amendment No. 2 to
                  Schedule 13D, filed on behalf of the Apollo Purchasers and certain other Apollo Entities on August 4, 1999.

Exhibit 99.18 Second Amended and Restated Shareholders Agreement, dated as of July 30, 1999, incorporated herein by reference to Amendment No. 2 to Schedule 13D, filed on behalf of the Apollo Purchasers and certain other Apollo Entities on August 4, 1999.

Exhibit 99.19 Amended and Restated Registration Rights Agreement, dated as of July 30, 1999, incorporated herein by reference to Amendment No. 2 to Schedule 13D, filed on behalf of the Apollo Purchasers and certain other Apollo Entities on August 4, 1999.

Exhibit 99.20     Amended and Restated Investment Agreement, dated as of
                  July 30, 1999, incorporated herein by reference to Amendment No. 2 to Schedule 13D, filed on behalf of the Apollo Purchasers and certain other Apollo Entities on August 4, 1999.

Exhibit 99.21 Certificate of Designation of the Preferred Stock, incorporated herein by reference to Amendment No. 2 to
                  Schedule 13D, filed on behalf of the Apollo Purchasers and certain other Apollo Entities on August 4, 1999.

Exhibit 99.22     Certificate of Designation of the Junior Preferred
                  Stock, incorporated herein by reference to Amendment No. 2 to Schedule 13D, filed on behalf of the Apollo Purchasers and certain other Apollo Entities on August 4, 1999.

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page   21   of  22   Pages
--------------------------------------------------------------------------------

                                  SCHEDULE I

          The following sets forth information with respect to the general partners, executive officers, directors and principal shareholders of the Apollo Entities ( as defined below) and certain of their affiliates. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Schedule I relates.

           Apollo Advisors II, L.P., a Delaware limited partnership ("Advisors II") serves as the general partner to Apollo Investment Fund III, L.P., a Delaware limited partnership ("Fund III"), Apollo Overseas Partners III, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas III"), and Apollo (UK) Partners III, L.P., a limited partnership organized under the laws of the United Kingdom ("UK III"). Apollo Advisors IV, L.P., a Delaware limited partnership ("Advisors IV"), serves as the general partner to Apollo Investment Fund IV, L.P., a Delaware limited partnership ("Fund IV") and Apollo Overseas Partners IV, L.P., an exempted limited partnership registered in the Cayman Islands ("Overseas IV").

          Fund III, Overseas III, UK III, Fund IV and Overseas IV (collectively, the "Apollo Purchasers") are each principally engaged in the business of investment in securities. Advisors II is principally engaged in the business of serving as the general partner of Fund III, Overseas III and UK III. The general partner of Advisors II is Apollo Capital Management II, Inc., a Delaware corporation ("Capital Management II"), which is principally engaged in the business of serving as general partner of Advisors II. Advisors IV is principally engaged in the business of serving as the general partner of Fund IV and Overseas IV. The general partner of Advisors IV is Apollo Capital Management IV, Inc., a Delaware corporation ("Capital Management IV"), which is principally engaged in the business of serving as general partner of Advisors IV.

          Apollo Management, L.P., a Delaware limited partnership ("Management"), serves as manager of Fund III, Overseas III and UK III and manages their day-to-day operations. AIF III Management, Inc., a Delaware corporation ("AIF Management III"), is the general partner of Management and is principally engaged in the business of serving as general partner to Management. Apollo Management IV, L.P., a Delaware limited partnership ("Management IV"), serves as manager of Fund IV and Overseas IV and manages their day-to-day operations. AIF IV Management, Inc. a Delaware corporation ("AIF Management IV"), is the general partner of Management IV and is principally engaged in the business of serving as general partner to Management IV. Advisors II, Advisors IV, Management and Management IV, together with the Apollo Purchasers, are referred to as the "Apollo Entities."

          Apollo Fund Administration II LDC, a Cayman Islands limited duration company ("Administration II"), is the administrative general partner of Overseas III and UK III and is principally engaged in the business of serving as administrative general partner of Overseas III and UK III. Apollo Fund Administration IV, LLC, a Delaware limited liability company ("Administration IV"), is the administrative general partner of Overseas IV. Administrative IV is principally engaged in the business of serving as administrative general partner of Overseas IV.

          Apollo Management (UK) Ltd., a corporation organized under the laws of the United Kingdom ("Management UK"), is the resident general partner of UK III and is principally engaged in the business of serving as resident general partner of UK III.

                                 SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No.  019589                                     Page   22   of  22   Pages
--------------------------------------------------------------------------------



          Apollo/AW LLC, a Delaware limited liability company ("AWLLC") is an investment vehicle formed for purposes of purchasing and holding securities of the Issuer. Management IV is the manager of AWLLC. Two of the members of AWLLC are Ares Leveraged Investment Fund, L.P. and Ares Leveraged Investment Fund II, L.P., private securities investment funds related to the Apollo Entities.

          The address of Fund III, Overseas III, UK III, Capital Management II, Management and AIF Management III is c/o Apollo Advisors II, L.P., Two Manhattanville Road, Purchase, New York 10577. The address of Advisors II is Two Manhattanville Road, Purchase, New York 10577. The address of Administration II is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies. The address of Management UK is Hill House, 1 Little New Street, London EC4A 3TR, England.

          The address of Fund IV, Overseas IV, Capital Management IV, Management IV, AIF Management IV, Administration IV and AWLLC IV is c/o Apollo Advisors IV, L.P., Two Manhattanville Road, Purchase, New York 10577. The address of Advisors IV is Two Manhattanville Road, Purchase, New York 10577.

          The directors and principal executive officers of Capital Management II and Capital Management IV are Messrs. Leon D. Black and John J. Hannan. The principal occupation of each of Messrs. Black and Hannan is to act as an executive officer and director of Capital Management II, Capital Management IV and the other entities identified herein. Messrs. Black and Hannan are also limited partners of Advisors II and Advisors IV. Mr. Black is the President and a director of AIF Management III and AIF Management IV. Mr. Hannan is the Vice President and a director of AIF Management III and AIF Management IV.

          Messrs. Black and Hanna are also founding principals of Apollo Advisors, L.P. ("Advisors"), Lion Advisors, L.P. ("Lion"), Apollo Real Estate Advisors, L.P. ("AREA") and Apollo Real Estate Advisors II, L.P. ("AREA II"). The principal business of Advisors and Lion is to provide advice regarding investments in securities and the principal business of AREA and AREA II is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black and Hannan is c/o Apollo Management, L.P., 1301 Avenue of the Americas, New York, New York 10019.

          Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Administration. Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. CIBC provides accounting, administrative and other services to Administration pursuant to a contract.